

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Michael Carotenuto
Chief Financial Officer
Cambridge Bancorp
1336 Massachusetts Avenue
Boston, MA 02138

     Re: Cambridge Bancorp
          Form 10-K for the year ended December 31, 2022
          File No. 001-38184

Dear Michael Carotenuto:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance